--------------------------
                                                            OMB APPROVAL
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                         UNITED STATES                OMB Number:      3235-0145
               SECURITIES AND EXCHANGE COMMISSION     Expires: December 31, 2005
                  Washington, D.C. 20549              Estimated average burden
                                                      hours per response......11
                                                      --------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)*


                            Triton PCS Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A common stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89677M106
                          ----------------------------
                                 (CUSIP Number)




                                    12-31-03
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1 (b)

        [X] Rule 13d-1 (c)

        [ ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.         89677M106


--------------------------------------------------------------------------------
          1.   Names of Reporting Persons.     Copper Arch Capital, LLC
               I.R.S. Identification Nos. of above persons (entities only).
                         13-3984303
--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [X]

               (b)
--------------------------------------------------------------------------------
          3.   SEC Use Only
--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by               --------------------------------------------------
Owned by Each                 6.   Shared Voting Power        3,294,608*
Reporting Person              --------------------------------------------------
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power   3,294,608*
--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,608*

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (9)     5.41%
--------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)     IA
--------------------------------------------------------------------------------


*Copper Arch Capital, LLC ("Copper Arch") is a registered investment adviser which serves as investment adviser to Copper Arch Fund, LP ("Copper Arch Fund"), Copper Fund Offshore Portfolio Ltd. ("Copper Arch Fund Offshore"), and Copper Spire Fund Plc ("Copper Spire"). As investment adviser, Copper Arch has the shared power to vote or direct the vote and to dispose or direct the disposition of all 3,294,608* shares of Class A common stock owned by Copper Arch Fund, Copper Arch Fund Offshore and Copper Spire. Copper Arch disclaims beneficial ownership of the shares of Class A common stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that Copper Arch is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Class A common stock covered by this Statement.

CUSIP No.       89677M106
--------------------------------------------------------------------------------

          1.   Names of Reporting Persons.     Copper Arch Partners, LLC
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [X]

               (b) [ ]
--------------------------------------------------------------------------------

          3.   SEC Use Only

--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by               --------------------------------------------------
Owned by Each                 6.   Shared Voting Power        1,229,980*
Reporting Person              --------------------------------------------------
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power   1,229,980*
--------------------------------------------------------------------------------

          9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,980*

          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          11.  Percent of Class Represented by Amount in Row (9) 2.02%
--------------------------------------------------------------------------------

          12.  Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

*Copper Arch Partners, LLC ("Copper Arch Partners") is the general partner of Copper Arch Fund. As general partner, Copper Arch Partners has the shared power to vote or direct the vote and to dispose or direct the disposition of 1,229,980 shares of Class A common stock owned by Copper Arch Fund. Copper Arch Partners disclaims beneficial ownership of the shares of Class A common stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that Copper Arch Partners is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Class A common stock covered by this Statement.


CUSIP No.         89677M106


--------------------------------------------------------------------------------
          1.   Names of Reporting Persons.     Scott Sipprelle
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
--------------------------------------------------------------------------------
          3.   SEC Use Only
--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by               --------------------------------------------------
Owned by Each                 6.   Shared Voting Power        3,294,608*
Reporting Person              --------------------------------------------------
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power   3,294,608*
--------------------------------------------------------------------------------
         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
              3,294,608

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (9)     5.41%
--------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------

*By virtue of his ownership interests Scott Sipprelle may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of all 3,294,608 shares of Class A common stock owned by Copper Arch Fund, Copper Arch Fund Offshore and Copper Spire. Scott Sipprelle disclaims beneficial ownership of the shares of Class A common stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Class A common stock covered by this Statement.


CUSIP No.         89677M106


--------------------------------------------------------------------------------
          1.   Names of Reporting Persons.     Jonathan Jodka
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)
--------------------------------------------------------------------------------
          3.   SEC Use Only
--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by               --------------------------------------------------
Owned by Each                 6.   Shared Voting Power        3,294,608*
Reporting Person              --------------------------------------------------
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power   3,294,608*
--------------------------------------------------------------------------------
         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      3,294,608*

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (9)     5.41%
--------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------

*By virtue of his ownership interests Jonathan Jodka may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of all 3,294,608 shares of Class A common stock owned by Copper Arch Fund, Copper Arch Fund Offshore and Copper Spire. Jonathan Jodka disclaims beneficial ownership of the shares of Class A common stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Class A common stock covered by this Statement.


CUSIP No.         89677M106

--------------------------------------------------------------------------------

          1.   Names of Reporting Persons.     Copper Arch Fund, LP
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [X]

               (b) [ ]

--------------------------------------------------------------------------------

          3.   SEC Use Only

--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by
Owned by Each                 6.   Shared Voting Power            1,229,980
Reporting Person
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power       1,229,980
--------------------------------------------------------------------------------

          9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,980

          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          11.  Percent of Class Represented by Amount in Row (9)   2.02%
--------------------------------------------------------------------------------

          12.  Type of Reporting Person (See Instructions)      PN




CUSIP No.         89677M106

--------------------------------------------------------------------------------

          1.   Names of Reporting Persons.     Copper Arch Fund Offshore
                                                 Portfolio, Ltd.
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [X]

               (b)
--------------------------------------------------------------------------------

          3.   SEC Use Only
--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization     Cayman Islands

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by               --------------------------------------------------
Owned by Each                 6.   Shared Voting Power           1,842,120
Reporting Person
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power      1,842,120
--------------------------------------------------------------------------------

          9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,842,120

          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          11.  Percent of Class Represented by Amount in Row (9)     3.02%
--------------------------------------------------------------------------------

          12.  Type of Reporting Person (See Instructions)      CO


CUSIP No.    263578106

--------------------------------------------------------------------------------

          1.   Names of Reporting Persons.     Copper Spire Fund Plc
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [X]

               (b)
--------------------------------------------------------------------------------

          3.   SEC Use Only
--------------------------------------------------------------------------------

          4.   Citizenship or Place of Organization     Ireland

--------------------------------------------------------------------------------

Number of Shares              5.   Sole Voting Power
Beneficially by
Owned by Each                 6.   Shared Voting Power               222,500
Reporting Person
With:                         7.   Sole Dispositive Power
                              --------------------------------------------------
                              8.   Shared Dispositive Power          222,500
--------------------------------------------------------------------------------
          9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               222,500

          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          11.  Percent of Class Represented by Amount in Row (9)      0.37%
--------------------------------------------------------------------------------

          12.  Type of Reporting Person (See Instructions)      CO

                             ---------------------

                          INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)    The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.-Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                Category                                             Symbol
            Broker Dealer                                                BD
            Bank                                                         BK
            Insurance Company                                            IC
            Investment Company                                           IV
            Investment Adviser                                           IA
            Employee Benefit Plan, Pension Fund, or Endowment Fund       EP
            Parent Holding Company/Control Person                        HC
            Savings Association                                          SA
            Church Plan                                                  CP
            Corporation                                                  CO
            Partnership                                                  PN
            Individual                                                   IN
            Other                                                        OO

Notes:
     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 1313, 13G or 1413-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.\

     Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1 (d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

     (a)  Name of Issuer    Triton PCS Holdings, Inc.

     (b)  Address of Issuer's Principal Executive Offices  1100 Cassatt Road
                                                           Berwyn, Pennsylvania
                                                                         19312

Item 2.

     (a) Name of Persons Filing Copper Arch Capital, LLC, Copper Arch Partners, LLC, Scott Sipprelle, Jonathan Jodka, Copper Arch Fund, LP, Copper Arch Fund Offshore Portfolio, Ltd., Copper Spire Fund Plc (each a "Reporting Person").

     (b)  Address of Principal Business Office or, if none, Residence     The
     address of the principal business office of each reporting person is 565 Fifth Ave., 11th Fl., NY, NY 10017

     (c)  Citizenship    Incorporated by reference to Item 4 of the cover pages.

     (d)  Title of Class of Securities     Class A common stock

     (e)  CUSIP Number      89677M106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-l(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-l(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss.240.13d-I(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:     3,294,608 shares
                                        -----------------
     (b) Percent of class:     5.41%
                               -----
     (c) Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote
                                                            ----------
          (ii) Shared power to vote or to direct the vote     3,294,608
                                                              ---------
         (iii) Sole power to dispose or to direct the disposition of
                                                                       ---------
          (iv) Shared power to dispose or to direct the disposition of 3,294,608
                                                                       ---------

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

     See Exhibit A

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     (a) Not applicable.

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2004
----------------------------------------
                  Date

                                            COPPER ARCH CAPITAL, LLC

                                            /s/ Michael Manley
                                            ------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            SCOTT SIPPRELLE

                                            /s/ Scott Sipprelle
                                            ------------------------------

                                            JONATHAN JODKA

                                            /s/ Jonathan Jodka
                                            ------------------------------

                                            COPPER ARCH PARTNERS, LLC

                                            /s/ Michael Manley
                                            ------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            COPPER ARCH FUND, LP

                                            /s/ Michael Manley
                                            ------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            COPPER ARCH FUND OFFSHORE PORTFOLIO,
                                            LTD.

                                            /s/ Michael Manley
                                            ------------------------------
                                             By: Michael Manley
                                             Title: Authorized Signatory

                                            COPPER SPIRE FUND PLC

                                            /s/ Michael Manley
                                            ------------------------------
                                             By: Michael Manley
                                             Title: Authorized Signatory


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    Exhibit A

This Statement is being filed jointly by Copper Arch Capital, LLC, a Delaware limited liability company, Copper Arch Partners, LLC, a Delaware limited liability company, Scott Sipprelle, Jonathan Jodka, Copper Arch Fund, LP, a Delaware limited partnership, Copper Arch Fund Offshore Portfolio, Ltd., a Cayman Islands company and Copper Spire Fund Plc, an Irish corporation. Copper Arch Capital, LLC is a registered investment adviser which serves as investment adviser to Copper Arch Fund, LP, Copper Arch Fund Offshore Portfolio, Ltd. and Copper Spire Fund Plc and Copper Arch Partners, LLC is the general partner of Copper Arch Fund, LP. Scott Sipprelle is the managing member of, and Jonathan Jodka is a member of, each of Copper Arch Capital, LLC and Copper Arch Partners, LLC.

The undersigned hereby agree that this Statement with respect to the Class A common stock of Triton PCS Holdings, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(c) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Statement and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of this Statement and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of January 2004.


                                            COPPER ARCH CAPITAL, LLC

                                                 /s/ Michael Manley
                                            -------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            COPPER ARCH PARTNERS, LLC

                                                 /s/ Michael Manley
                                            -------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            COPPER ARCH FUND, LP

                                                 /s/ Michael Manley
                                            -------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory


                                            COPPER ARCH FUND OFFSHORE PORTFOLIO,
                                            LTD.

                                                 /s/ Michael Manley
                                            -------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            COPPER SPIRE FUND PLC

                                                 /s/ Michael Manley
                                            -------------------------------
                                            By: Michael Manley
                                            Title: Authorized Signatory

                                            SCOTT SIPPRELLE

                                                 /s/ Scott Sipprelle
                                            -------------------------------



                                            JONATHAN JODKA

                                                 /s/ Jonathan Jodka
                                            -------------------------------